FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: January 23, 2006

3

Exhibit 99.1

Ctrip Appoints New Chief Executive Officer

Shanghai, China, January 22, 2006, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced the promotion of Mr. Min Fan to be Ctrip’s Chief Executive Officer, effective immediately. Mr. James Liang, Ctrip’s Chairman and former Chief Executive Officer, will continue to serve as the Chairman and also lead Ctrip’s strategic development and new business initiatives.

Mr. Fan is a co-founder of Ctrip and has held several senior managerial positions at Ctrip, including as the Chief Operating Officer prior to the promotion. Mr. Fan has over 15 years of experience in the travel industry in China. Prior to founding Ctrip, he worked as the general manager of Shanghai Travel Agency, a leading travel agency in China, and also worked as the Deputy General Manager of Shanghai New Asia Hotel Management Company, a leading hotel management company. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland.

Commented on Mr. Fan’s promotion, Mr. Liang said: “Min has played an integral role in building Ctrip as one of the best-known travel brands in China. Under his outstanding leadership, our hotel reservation business has continued to dominate the travel consolidator market, our air-ticketing business has experienced remarkable growth and our sales and marketing force has been highly effective in executing our focused strategies. I can think of no other individual better suited than Min to take Ctrip to the next level of success. In his new role, Min will be responsible for overall business and operations of the company, while I will concentrate on strategic development and new business initiatives, in addition to assisting Min during the transition.”

“James has created a true gem in the travel industry in China. Within the past six-year period, he has not only built one of the largest travel service companies in China, but also cultivated the best management team in the industry. We thank James for his extraordinary vision and steadfast focus on delivering the best quality service. I am honored that James and the board have given me this exciting opportunity to lead Ctrip along with James to reach new heights. With its strong foundation and a tremendously talented management team, I am confident that Ctrip will continue to grow market share in the travel consolidator market and also dominate the fast-growing online travel market in China.” Said Min Fan.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” “estimates,” and “confident” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as

4

well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s limited operating history, declines or disruptions in the travel industry, the recurrence of SARS or other contagious disease, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F, and its registration statements on Form F-1 and F-2, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Yin Yin

Ctrip.com International, Ltd.

Tel: (+852) 2169-0915

Email: yinyin@ctrip.com